Exhibit 99.1

SKF to Sell its Forging Business in Germany

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 4, 2006--SKF (NASDAQ:SKFR) (STO:SKFB) (STO:SKFA) (LSE:SKFB) has signed a Letter of Intent with Johann Hay GmbH & Co KG, one of the largest privately owned forging companies in Germany, for the purpose of selling SKF's forging business at its Luchow plant in Germany. The deal is subject to customary due diligence, the signing of definitive agreement and authority approvals.

Johann Hay, one of Luchow's customers, had 2005 sales of Euros 222 million. SKF's forging business in Luchow has 225 employees and the sales for 2005 amounted to Euros 70 million.
SKF's decision to sell the forging business in Germany is fully in line with the Group's manufacturing strategy to divest none-core component manufacturing.

Goteborg, May 4, 2006

Aktiebolaget SKF (publ.)

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